Mail Stop 4561

April 9, 2007

Stuart Turk, President
On the Go Healthcare, Inc.
85 Corstate Avenue, Unit #1
Concord, Ontario
Canada L4K 4Y2

> **RE:** **On the Go Healthcare, Inc.**
> **Registration Statement on Form SB-2/A**
> **Filed on March 20, 2007**
> **Commission File No. 333-140005**

Dear Mr. Turk:

We have reviewed your amended filing and have the following comments.

General

1. We note your response to comment 2 of our letter dated March 8, 2007. The resale offering to be conducted by Mr. Turk covers a very large number of shares relative to the shares outstanding and the number of shares owned by non-affiliates. The offering by Mr. Turk appears to be an indirect primary offering of equity securities by or on behalf of the registrant. Because you do not qualify to conduct a primary offering "at the market" under Rule 415(a)(4) of Regulation C, please revise the terms of your offering so that it is within paragraph (a)(1)(i) of Rule 415. Alternatively, revise to provide that all offers and sales by Mr. Turk will be made at a disclosed fixed price for the duration of the offering and resales will be made on a prompt and continuous basis.

2. We note your response to comment 4 of our letter dated March 8, 2007. We continue to believe that the description of prior transactions with Dutchess is incomplete as it relates to a description of the historical stock issuances under the prior equity lines and similar arrangements, as well as the per share price of the shares as of the time of each such issuance. For example, the discussion of the

February 27, 2004 equity line arrangement does not appear to include an indication of the number of shares issued under that arrangement, the dates of issuance or the stock prices at the time of issuance. Per the request contained in our previous comment, for ease of use, this information should be presented in a tabular format.

3. We cannot locate your revisions in response to comment 6 of our letter March 8, 2007 and we reissue the comment. Please revise to include a tabular presentation of the number of shares issued with respect to each draw, the date of issuance and the prices at which the stock was trading when each issuance occurred.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 460 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jay Ingram at (202) 551-3397 if you have questions. If you require further assistance, please contact me at (202) 551-3462, or the Assistant Director, Barbara C. Jacobs at (202) 551-3735.

Sincerely,

Mark P. Shuman
Branch Chief

cc.   Amy Trombly, Esq.
        by facsimile: 617-243-0066